                                                                    EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS Dollars in 000's

                                                                             Year Ended December 31,
                                                         ---------------------------------------------------------------
                                                           1997          1996          1995          1994          1993
                                                         -------       -------       -------       -------       -------
Earnings:
  Earnings from Continuing Operations                    742,000       596,000       461,000       506,000       336,000
  Add back
     Fixed charges less interest capitalized              72,035        78,593        43,771        30,163        26,046
                                                         -------       -------       -------       -------       -------
       Total earnings                                    814,035       674,593       504,771       536,163       362,046
                                                         =======       =======       =======       =======       =======

Fixed Charges:
  Interest, capitalized and expensed                       3,735           593           771         2,163         3,046
  Interest component of rental payments                   72,000        78,000        43,000        28,000        23,000
  Convertible Preferred Stock Dividends                   46,748        46,748        11,688            --            --
                                                         -------       -------       -------       -------       -------
     Total fixed charges                                 122,483       125,341        55,459        30,163        26,046
                                                         =======       =======       =======       =======       =======
Preferred Stock Dividends:
  Amount declared                                         28,750        28,750         7,188            --            --
                                                         -------       -------       -------       -------       -------

  Gross up to pretax based on 38.5% effective tax rate    46,748        46,748        11,688            --            --
                                                         =======       =======       =======       =======       =======

Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends                                 6.65          5.38          9.10         17.78         13.90
                                                         =======       =======       =======       =======       =======

For purposes of computing this ratio, earnings represent income from continuing operations before extraordinary items. Fixed charges represent interest expense, including amounts capitalized plus the interest factor in rental expense and preferred stock dividend requirements, adjusted to a pretax basis on the outstanding preferred stock of United HealthCare. Earnings were insufficient to cover fixed charges by $493 million for the six months ended June 30, 1998. Excluding the realignment charge of $725 million taken by United HealthCare in the second quarter of 1998, the pro forma ratio of earnings to fixed charges and preferred stock dividends would have been 4.59.